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CUSIP No. 651186108                               Page 1 of 7 Pages
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                               UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                               SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                           (Amendment No. 3)<F*>

                                Newcor, Inc.
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                              (Name of Issuer)


                        Common Stock, $1.00 par value
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                       (Title of Class of Securities)


                                 651186108
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                               (CUSIP Number)

EXX INC                      David A. Segal             COPY TO: Thomas A. Litz, Esq.
1350 East Flamingo Road      1350 East Flamingo Road             Thompson Coburn LLP
Suite 689                    Suite 689                           One Firstar Plaza
Las Vegas, Nevada 89119      Las Vegas, Nevada 89119             St. Louis, Missouri 63101
(702) 598-3223               (702) 598-3223                      (314) 552-6000

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    (Name, Address and Telephone Number of Person Authorized to Receive
                        Notices and Communications)

                               August 8, 2000
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          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are being sent.

[FN]
<F*>The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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                          SCHEDULE 13D

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1       NAME OF REPORTING PERSON
        S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        EXX INC.
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2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP<F*> (a) [ ]
                                                             (b) [ ]

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3       SEC USE ONLY

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4       SOURCE OF FUNDS<F*>

        WC
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5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

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6       CITIZENSHIP OR PLACE OF ORGANIZATION

        Nevada
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                  7    SOLE VOTING POWER

                       - 0 -
                  --------------------------------------------------
                  8    SHARED VOTING POWER
     NUMBER OF
      SHARES           722,800
   BENEFICIALLY   --------------------------------------------------
     OWNED BY     9    SOLE DISPOSITIVE POWER
       EACH
     REPORTING         - 0 -
    PERSON WITH   --------------------------------------------------
                  10   SHARED DISPOSITIVE POWER

                       722,800
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11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        722,800
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12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES<F*>                                       [ ]

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13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        14.6%
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14      TYPE OF REPORTING PERSON<F*>

        CO
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                          SCHEDULE 13D

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1       NAME OF REPORTING PERSON
        S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        David A. Segal
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2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP<F*> (a) [ ]
                                                             (b) [ ]

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3       SEC USE ONLY

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4       SOURCE OF FUNDS<F*>

        PF
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5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

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6       CITIZENSHIP OR PLACE OF ORGANIZATION

        United States
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                  7    SOLE VOTING POWER

                       24,000
                  --------------------------------------------------
                  8    SHARED VOTING POWER
     NUMBER OF
      SHARES           722,800
   BENEFICIALLY   --------------------------------------------------
     OWNED BY     9    SOLE DISPOSITIVE POWER
       EACH
     REPORTING         24,000
    PERSON WITH   --------------------------------------------------
                  10   SHARED DISPOSITIVE POWER

                       722,800
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11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        746,800
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12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES<F*>                                       [ ]

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13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        15.1%
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14      TYPE OF REPORTING PERSON<F*>

        IN
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ITEM 1.   SECURITY AND ISSUER:

     No change.


ITEM 2.   IDENTITY AND BACKGROUND:

     No change.


ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION:

     No change.


ITEM 4.   PURPOSE OF TRANSACTION:

     As part of its overall business strategy, EXX INC. ("EXX") has historically identified and acquired or invested in underperforming or distressed businesses with a view to utilizing its turnaround strategies and expertise to improve operations and financial performance of the business, resulting in an increase in value. Consistent with such strategy, EXX has purchased and held the shares of Newcor, Inc. ("Newcor") common stock ("Newcor Common Stock") reported hereby. EXX currently intends to utilize the Newcor Common Stock reported by it to participate in a turnaround of Newcor's recent financial performance, either by consulting with management regarding appropriate turnaround strategies or by seeking to obtain control of Newcor by commencing a tender offer for additional shares of Newcor Common Stock, soliciting proxies for the election of a slate of designees of EXX to the Board of Directors of Newcor or another transaction or series of transactions which would result in the acquisition by EXX of control of Newcor.

     EXX and David Segal, as affiliated parties, may be deemed to beneficially own 746,800 shares of Newcor Common Stock, representing 15.1% of the 4,949,068 shares of Newcor Common Stock issued and outstanding as of May 10, 2000. Because EXX and Mr. Segal could have been deemed to beneficially own more than 15% of the issued and outstanding shares of Newcor Common Stock, the Board of Directors of Newcor could have triggered the distribution of rights under Newcor's rights plan. In lieu of triggering the distribution of rights, the Board of Directors of Newcor determined to extend the distribution date with respect to EXX and all its affiliates to August 4, 2000 to allow the Newcor Board of Directors to engage in discussions with EXX.

     In connection with various discussions between EXX and representatives of Newcor during July 2000, EXX and Mr. Segal outlined EXX's intentions and desires to create a mutually beneficial transaction which would result in an enhanced shareholder value, and provided the Board of Directors with various information and references confirming Mr. Segal's character and experience in business turnarounds. On July 17, 2000, EXX submitted a written proposal to the Board of Directors of Newcor pursuant to which EXX would purchase an aggregate of 1.5 million shares of Newcor Common Stock at a purchase price based on the market price of Newcor Common Stock. Based upon the closing price of Newcor Common Stock on July 17, 2000, the




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aggregate purchase price for the shares proposed to be purchased by EXX would have been approximately $3.7 million. As of June 30, 2000, Newcor reported total shareholders' equity of approximately $13.2 million. In recognition of EXX's investment, as part of its proposal, EXX would have been entitled to elect David A. Segal as Chairman and Chief
Executive Officer of Newcor and Mr. Segal and two other designees of EXX would have been appointed or elected to the Board of Directors of Newcor to replace three of Newcor's present directors. Included in EXX's proposal were various proposed limitations on EXX and its affiliates, including certain restrictions on the scope of Mr. Segal's authority as Chief Executive Officer and an agreement by EXX not to engage in any related party transactions or effect any merger or other "second step" transaction with Newcor during a three-year period following EXX's investment.

     On August 4, 2000, by letter to EXX and press release, Newcor rejected EXX's proposal and announced that Newcor had amended its rights plan to increase from 15% to 17.5% the percentage that EXX and its affiliates can beneficially own of Newcor Common Stock before triggering the distribution of rights under Newcor's rights plan. Despite the clear expression in EXX's proposal that EXX remained open to suggestions, modifications and improvements to the proposal which would satisfy the objectives of both Newcor and EXX, Newcor's Board of Directors did not propose any alternative transaction or indicate a willingness to engage in further discussions regarding the proposal.

     EXX believes that the proposal would have significantly increased the net worth and liquidity of Newcor, as well as provided Newcor with access to EXX's expertise in effecting business turnarounds. The management of EXX believes that the Board of Directors of Newcor did not give meaningful consideration to the references, information and proposal submitted to Newcor and was predisposed to rejection of any proposal submitted by EXX which included participation in the management of Newcor.

     In light of Newcor's response to EXX's proposal, the Board of Directors of EXX determined that continuing with EXX's previously announced exchange offer for shares of Newcor Common Stock was no longer in the best interest of EXX's shareholders. On August 8, 2000, EXX stated it would not pursue its proposed exchange offer and withdrew its Registration Statement on Form S-4 filed in connection the exchange offer. In addition, EXX stated that it was interested in discussing with Newcor's Subordinated Noteholders a possible waiver of the call provisions of the Subordinated Notes, in the event of a change of control of Newcor.

     Subject to availability at prices deemed favorable, EXX and Mr. Segal may continue to acquire additional shares of Newcor Common Stock from time to time in the open market, in privately negotiated transactions or otherwise. EXX and Mr. Segal may purchase additional shares of Newcor Common Stock sufficient to raise their beneficial ownership of Newcor Common Stock in excess of 17.5%, which may result in the Board of Directors triggering the anti-takeover provisions of the Newcor rights plan. EXX and Mr. Segal also may dispose of shares of Newcor Common Stock from time to time in the open market, in privately negotiated transactions or otherwise.

     Except as set forth herein, EXX and Mr. Segal have no oral or written agreements, understandings or arrangements for the purpose of acquiring, holding, voting or disposing of any




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securities of Newcor or otherwise with respect to Newcor.  Although the foregoing represents the range of activities presently contemplated by EXX and Mr. Segal with respect to Newcor and the Newcor Common Stock, it should be noted that the possible activities of EXX and Mr. Segal are subject to change at any time. Except as set forth above or elsewhere in this Schedule 13D, EXX and Mr. Segal have no present plans or intentions that relate to or that would result in any of the transactions described in clauses (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER:

     (a)  No change.

     (b)  No change.

     (c)  No change.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER:

     None.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS:

     None.




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                             SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 8, 2000            EXX INC.



                                 By: /s/ David A. Segal
                                    --------------------------------------
                                     David A. Segal, Chairman



        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: August 8, 2000
                                 /s/ David A. Segal
                                 -----------------------------------------
                                 David A. Segal